Mail Stop 3561

June 1, 2007

Mr. Richard Sands
Chairman of the Board and CEO
Constellation Brands, Inc.
370 Woodcliff Dr., Suite 300
Fairport, NY 14450

      Re: Constellation Brands, Inc.
             Form 10-K for the Fiscal Year Ended February 28, 2007
             Filed April 30, 2007
             File No. 1-08495

Dear Mr. Sands:

      We have reviewed your response letter filed on April 2, 2007 to our comment letter dated February 28, 2007 and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended February 28, 2007

Consolidated Statements of Changed in Stockholders' Equity, page 61

1. It appears you have included the SFAS 158 transition adjustment required by paragraph 16(a) of SFAS 158 in Other Comprehensive Income. Please tell us how the inclusion of the transition adjustment in Other Comprehensive Income complies with paragraph A7 of SFAS 158.

Note 1. Summary of Significant Accounting Policies

Stock-based Employee Compensation Plans, page 72

2. We note that, upon adoption of SFAS 123R, you revised your approach for recognition of compensation expense for all new stock-based awards that accelerate vesting upon retirement. Please tell us and disclose in future filings the

impact of this change in policy so that investors can compare results of operations pre and post adoption of SFAS 123R.

Note 22. Business Segment Information, page 116

3. We have reviewed your response to prior comment 10 in our letter dated February 28, 2007. Considering that the acquired work in process and finished good inventories were required to be stepped-up from their "adverse" historical book values under SFAS 141 and released through cost of product sold, it is not clear why you disclose and quantify the "flow through" of adverse grape costs throughout your filing. It seems that your inventory balance as of the acquisition date would have remained unchanged even if the acquiree had originally purchased the grapes at market value. Accordingly, we believe you should remove quantifications of the flow through of adverse grape costs and inventory step-up from future filings including your footnotes to the selected quarterly financial information note to your financial statements. In discussing the impact of acquired inventory on your gross profit, we believe a more appropriate presentation would be a discussion in MD&A of the negative impact those sales had on your overall gross profit percentage.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments.

You may contact Andrew Blume (Staff Accountant) at (202) 551-3254 if you have questions regarding the comments on the financial statements and related matters. Please contact me at (202) 551-3716 with any other questions.

Sincerely,

William Choi
Accounting Branch Chief